Exhibit 2(a)
CONFIDENTIAL TREATMENT REQUESTED WITH RESPECT TO CERTAIN PORTIONS HEREOF DENOTED WITH “[***]”
SPA draft forming part of Appendix A to the offer letter of Stratos dated 3 August 2005

DATED	[ ● ] 2005
KPN Satcom B.V.
and
Telstra Corporation Limited
and
Stratos Global Corporation
SHARE SALE AND PURCHASE
AGREEMENT

This Agreement (as defined in Article 1.1) is entered into on this [ ● ] day of [ ● ] 2005 by and between
1.	KPN SATCOM B.V. a private company with limited liability, incorporated and existing under the laws of the Netherlands, with its registered office at Maanplein 55 The Hague, registered at the Chamber of Commerce under number 27185375, hereby represented by its duly empowered representative Mr. Gert Jan Wunderink (“Seller 1”);

2.	TELSTRA CORPORATION LIMITED (ACN 051 775 556) a public company with limited liability, incorporated and existing under the laws of Australia, with its registered office at 242 Exhibition Street, Melbourne, Victoria 3000, Australia, hereby represented by its duly empowered representative Mr. [Neil Louis] (“Seller 2”);

3.	STRATOS GLOBAL CORPORATION a public company with limited liability, incorporated and existing under the laws of Canada, with principal office at 34 Harvey Road, Paramount Building, 4th Floor, St. John’s, Newfoundland and Labrador, Canada, AlC 2G1, hereby represented by its duly empowered representative Mr. David Oake (the “Purchaser”);
Seller 1 and Seller 2 hereinafter collectively also referred to as “Sellers”;
the Sellers and, the Purchaser hereinafter collectively also referred to as “Parties” and each individually as a “Party”;
WHEREAS:
(A)	Seller 1 is the direct owner of the Class A Shares (as defined in Article 1.1) and Seller 2 is the direct owner of the Class B Shares (as defined in Article 1.1) as set out in Schedule 1;

(B)	The Company is the direct or indirect owner of the issued and outstanding share capital of the Subsidiaries (as defined in Article 1.1) and the Branches (as defined in Article 1.1);

(C)	Sellers wish to sell and transfer the Shares to Purchaser, who wishes to acquire the same;

(D)	The advice of the works council of the Company in relation to the transaction contemplated in this Agreement has been obtained;

(E)	Sellers and the Purchaser have complied with their obligations pursuant to the Dutch Merger Code (SER Fusiegedragsregels 2000);

(F)	Sellers prepared the Data Room (as defined in Article 1.1) containing information concerning the Group Companies (as defined in Article 1.1) which information is listed in the Index (as defined in Article 1.1). Representatives of Purchaser were allowed access to the Data Room for purposes of a due diligence review, were given the opportunity to attend and participate in management presentations and interviews with employees of the Company including its management, and to make site visits. Furthermore, they were allowed to submit questions during such due diligence review, which questions were duly answered;

(G)	Sellers have agreed to sell and transfer and the Purchaser has agreed to purchase and accept the Shares on the terms and conditions set out in this Agreement.
IT IS HEREBY AGREED AS FOLLOWS:
Article 1. Interpretation
1.1	Capitalised terms used in this Agreement shall have the meanings ascribed to them below, unless the context requires otherwise:

“Affiliate”	means any entity, which, directly or indirectly, is controlled by or is under common control by either Royal KPN N.V. or Seller 2, or Purchaser whatever is the case;

“Agreement”	means this agreement for the sale and purchase of the Shares by and between the Sellers and the Purchaser including all Schedules;

“Annex”	means any annex to a Schedule;

“Article”	means any article of the Agreement;

“Balance Sheet”	means the 31 May 2005 balance sheet, which is derived from the trial balance of the Company attached as Schedule 20;

“Best Knowledge”	means the knowledge of those members of Sellers’ and the Company’s corporate staff whose names are set out

“Branches”	in Schedule 2; means the branch offices listed in Schedule 3;

“Breach”	means a breach of the Warranties and/or non-fulfilment of any of the other obligations of Sellers, Seller 1 and/or Seller 2 pursuant to this Agreement;

“Business Day”	means any day when the banks are generally open for business in the Netherlands, St. John’s Newfoundland, Canada and Australia;

“Carved Out Business”	means the business of the Company, including the Provisions, and excluding (A) the AMOS business as sold pursuant to the Business Sale Agreement dated 29 April 2005 among the Company, G&G Consultancy Ltd and various subsidiaries of the Company and (B) the MUT business (which includes (i) the business as sold pursuant to the Sale and Purchase Agreement dated 7 January 2005 among Castor Broadcasting B.V., the Company, Xantic Sales B.V. and Xantic Broadcast B.V., (ii) the business as sold pursuant to the Asset Purchase Agreement dated 29 December 2004 between the Company and Satlynx SA);

“Cash”	means the cash and cash equivalents of the Carved Out Business and shall be calculated on the basis of Schedule 22, which Schedule is based on the relevant line items as mentioned in Schedule 20;

“Class A Shares”	means the 130 (one hundred and thirty) issued and outstanding class A shares in the capital of the Company with a nominal value of EUR 1,000 (in words: one thousand Euro) each;

“Class B Shares”	means the 70 (seventy) issued and outstanding class B shares in the capital of the Company with a nominal value of EUR 1,000 (in words: one thousand Euro) each;

“Company”	means Xantic B.V., a private company with limited liability, incorporated and existing under the laws of the Netherlands, with its registered office at Binckhorstlaan 36-38 The Hague, registered at the Chamber of

Commerce under number 27187964;

“Company Records and Information”	Has the meaning set out in Article 6.1;

“Completion”	means the formalities, actions and transactions for the transfer of the Shares and, in general, the execution and exchange of all documents, and the performance and completion of all the obligations required to be executed, exchanged, performed and completed on the Completion Date pursuant to this Agreement;

“Completion Date”	means the date as determined by the Parties that shall be within the later of (x) 15 (fifteen) days from the date on which the Condition Precedent A(2) of Schedule 18 has been fulfilled, or (y) 30 (thirty) days following receipt by the Purchaser of the financial statements required to be delivered pursuant to Article G of Schedule 19);

“Conditions Precedent”	means the conditions precedent set out in Article 3.1 and Schedule 18;

“Confidential Information”	means any information of whatever kind (whether commercial, technical, financial, legal, operational or otherwise howsoever, in whatever form and whether or not and by whomsoever recorded in any way) relating to the Group Companies;

“Damages”	means all damages, losses, liabilities, reasonable costs (including legal costs and experts’ and consultants’ fees), charges and expenses, excluding any loss of profit, loss of prospective contract, loss of goodwill or any consequential losses;

“Data Room”	means the data room containing the documents and information relating to the Group Companies made available by Sellers at the offices of Sellers’ lawyers, DLA SchutGrosheide N.V., the content of which are listed in the Index;

“Disclosure Letter”	means the disclosure letter attached hereto as Schedule 4, for the avoidance of doubt, references in this Agreement to the Disclosure Letter shall not take into account or give effect to the Updated Disclosure Letter;

“Due Diligence Investigation”	means the investigation by the Purchaser in the Data Room, with the assistance of professional advisers into certain aspects (including legal, financial, Tax, commercial and operational aspects) of the (business of) the Company, the Subsidiaries and the Shares.

“Dutch Employees”	means the employees of the Company listed in Schedule 5, which schedule will be updated on Completion Date;

“EBITDA”	means the income of the Carved Out Business before restructuring operating expense (cost centres 07000 and 07100), interest (interest income and similar income, interest expense and similar expense), depreciation, amortization, impairments, extraordinary results and income taxes. The calculation shall be consistent with the Company’s accounting policies, practices and estimates as applied pursuant to Article 5.1(e), and shall not take into account adjustments to the Provisions other than as permitted by Article 5.1(g), and shall be calculated on the basis of Schedule 23, which Schedule is based on the relevant line items as mentioned in Schedule 20. This means that all financials on MUT cost centres 01400 and 02100 up to 02150 (COOS) and on AMOS costs centres (CSSL: 01000, 01500, 03500 up to 03910 and 04600) are excluded as also included in Schedule 24. For the avoidance of doubt: any and all revenues and expenses relating to MUT and AMOS will not be taken into account for any calculation of EBITDA;

“Effective Date”	means the last day of the calendar month immediately preceding the calendar month in which the Completion Date occurs;

“Employees”	means the Dutch Employees and the other employees of the Group Companies listed in Schedule 6, which schedule will be updated on Completion Date;

“Encumbrance”	means any rights of pledge, mortgage, usufruct, retention of title, liens or other security interest,

hypothecation, encumbrance, easement or other limited right (beperkt recht) whatsoever, or any similar concept that limits free and unrestricted title under any applicable jurisdiction, or any agreement or arrangement having the effect of providing security or priority;

“GAAP”	means generally accepted accounting principles;

“GAAS”	means generally accepted auditing standards;

“Governmental Authority”	means any government, any governmental, administrative or regulatory entity, authority, commission, board, agency, instrumentality, bureau or political subdivision and any court, tribunal or judicial body (whether Dutch, U.S., European Union or any other national, federal, state or local entity);

“Group Companies”	means the Company, the Subsidiaries and the Branches and “Group Company” means any of them;

“Indebtedness”	means, with respect to the Company or the Carved Out Business, (a) all indebtedness of the Company or the Carved Out Business, whether or not contingent, for borrowed money, (b) all obligations of the Company or the Carved Out Business evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale agreement with respect to any property acquired by the Company or the Carved Out Business (d) all obligations of the Company or the Carved Out Business as lessee under capital leases or with respect to capital expenditures, (e) all obligations, contingent or otherwise, of the Company or the Carved Out Business under banker’s acceptances, letters of credit or similar facilities, and (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by the Company or the Carved Out Business, and shall be calculated on the basis of Schedule 22, which Schedule is based on the relevant line items as mentioned in Schedule 20;

“Index”	means the index of the Data Room as attached to the Disclosure Letter,

“Inmarsat Services”	means all services originating or terminating (or both) over satellites owned and/or operated by Inmarsat, including but not limited to Existing and Evolved services, BGAN and other 4th Generation services, and lease services;

“Insurance Policies”	means all insurance policies in effect at the Signing Date in which (any member of) the Group Companies is an insured party;

“KPN Intellectual Property”	means the intellectual property rights of Royal KPN listed in the annexes to Schedule 15;

“KPN Pension Schemes”	means the pension schemes of Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN copies of which are attached as Schedule 8;

“Laws”	means treaties, laws, rules, regulations, rulings, writs, permits, ordinances, judgements, injunctions and decrees, and a “Law” shall mean any and/or each of them;

“LTM Audited Financial Statements”	means audited financial statements of the Carved Out Business for the twelve month period ending on the Effective Date, prepared in accordance with the provisions of Book 2, Part 9, of the Dutch Civil Code, Guidelines on Annual Reporting in the Netherlands and Dutch GAAP, using accounting policies and practices on a basis consistent with the December 31, 2004 financial statements, and including all of the Provisions;

“Material Adverse Effect”	means a material adverse effect upon the condition (financial or otherwise), business, assets or results of operations of the Company and the other Group Companies, taken as a whole;

“Notarial Deed”	means the notarial deed by execution of which the Shares shall be transferred from the Sellers to the Purchaser of which the draft in English in agreed form is attached to this Agreement as Schedule 9;

“Notary”	means Mr. L.J.W.M. Schroeder or any other civil law

notary at the offices of DLA SchutGrosheide N.V., the Netherlands;

“Persons”	means individuals, corporations, companies, firms, partnerships, joint ventures, associations, trusts, unincorporated organisations, Governmental Authorities and other entities, and a “Person” shall mean any of them;

“Provisions”	means short and long term provisions of the Carved Out Business and shall be calculated on the basis of Schedule 22, which Schedule is based on the relevant line items as mentioned in Schedule 20;

“Purchase Price”	means the purchase prices for the Class A Shares and the Class B Shares as set out in Article 2.3;

“Purchaser Warranties”	means all warranties listed in Schedule 16;

“Reach Joint Venture”	means Reach Limited registered in Hong Kong;

“Retirement Benefit Rights”	means the pension, lump sum, gratuity, or like benefit of the KPN Pension Schemes provided or to be provided on or after disablement, retirement or death in respect of a Dutch Employee’s employment, as meant in the Dutch Pension and Savings Fund Act (“Pensioen en spaarfondensenwet”) except any transitional arrangement on early retirement (“prepensioen en vervroegde uittredingsregeling”);

“Royal KPN”	means Koninklijke KPN N.V.;

“Schedule”	means any schedule to the Agreement;

“Seller 1 Warranties”	means the warranties given by Seller 1 as set out under paragraph 2 of the Warranties;

“Seller 2 Warranties”	means the warranties given by Seller 2 as set out under paragraph 3 of the Warranties;

“Sellers Warranties”	means the warranties given by Sellers as set out under paragraph 1 of the Warranties;

“Shares”	means, collectively, the Class A Shares and the Class B Shares;

“Signing Date”	means the date of signing of this Agreement;

“Subsidiaries”	means the subsidiaries of the Company listed in Schedule 10;

“Tax Indemnity Threshold”	means an amount of USD [***] (in words: [***] US Dollars) related to the tax indemnity as set out in Article 10.6;

“Taxes”	means all taxes, charges, surcharges, contributions (including any contributions to any social security or employee social security scheme) and levies based upon gross or net income, gross receipts, franchises, premiums, profits, sales, use, value added, transfer, employment or payroll, including corporate income taxes, wage withholding taxes, goods and services, production and business taxes, value added taxes, customs and excise duties, capital gains, alternative and net worth taxes and other legal transaction taxes, dividend interest and any other type of withholding taxes to the extent not creditable against (future) corporate income tax within [***] years, (municipal) real estate taxes, other municipal taxes and duties, environmental taxes, license or occupation taxes and other taxes of any kind, together with any interest credit or charge, penalty, addition to tax or additional amount, imposed, assessed or collected by or payable to any Governmental Authority;

“Transfer Date”	means the date as determined by the Purchaser that shall be within three (3) years from Completion Date or any earlier date to be determined by Purchaser;

“Updated Disclosure Letter”	means the notice of certain events required by Article C of Schedule 19;

“Warranties”	means all warranties listed in Schedule 11;

“Working Capital”	means the working capital of the Carved Out Business as determined by subtracting the current liabilities of the Carved Out Business, from the current assets of the

Carved Out Business, excluding Cash, deferred tax assets and deferred tax liabilities. Current assets and current liabilities shall be based on the LTM Audited Financial Statements, shall be consistent with the Company’s accounting policies, practices and estimates as applied pursuant to Article 5. 1(e), and shall not take into account adjustments to the Provisions other than as permitted by Article 5.1 (g). and shall be calculated on the basis of Schedule 22, which Schedule is based on the relevant line items as mentioned in Schedule 20.
1.2	In this Agreement, unless the context requires otherwise:
(a)	a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

(b)	references to times of the day are to Central European time;

(c)	headings to Articles, Schedules and Annexes are for convenience only and do not affect the interpretation of this Agreement;

(d)	the Schedules and the Annexes and any attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules and Annexes;

(e)	nouns, pronouns and verbs of singular number shall be deemed to include the plural, and vice versa, and pronouns of the masculine gender shall be deemed to include the feminine and neuter, and vice versa;

(f)	the words “include”, “includes”, and “including” shall be deemed to be followed by the phrase “without limitation”;

(g)	the words “hereof’, “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article or Schedule or Annex in which the reference appears;

(h)	the liability of each Seller under this Agreement is individual, in the proportions of Seller 1 as to 65% and Seller 2 as to 35%, except as otherwise provided herein with respect to each Seller’s individual representations and warranties and each Seller’s individual obligations and agreements (for which the applicable Seller is liable as to 100%);

(i)	any payment to be made by the Purchaser to the Sellers will be paid to each Seller in the proportions of Seller 1 as to 65% and Seller 2 as to 35%; and

(j)	other capitalized terms used in this Agreement and not defined in Article 1.1 shall have the meanings assigned to them elsewhere in this Agreement.
Article 2. Sale, Purchase, Purchase Price
2.1	The Sellers shall cause or have caused the Company to distribute Cash to Sellers, as a pay back on capital, of USD 15 million (in words: fifteen million US Dollars) before Signing Date or any other date before the date on which the Condition Precedent set out in Article B(2) of Schedule 18 is satisfied. Furthermore, on or before the date on which the Condition Precedent set out in Article B(2) of Schedule 18 is satisfied, the Sellers shall cause the Company to distribute any additional Cash to Sellers, as a pay back on capital, in an amount reasonably calculated to minimise the cash adjustment pursuant to Article 2.4(c), if any. This Article 2.1 is without prejudice to, and shall in no way affect any adjustment to the Purchase Price pursuant to, Article 2.4(c).

2.2	Subject to the terms and conditions of this Agreement, effective as of the Effective Date: (a) Seller 1 shall sell, transfer and assign the Class A Shares, and Seller 2 shall sell, transfer and assign the Class B Shares, to the Purchaser and (b) the Purchaser, in reliance upon the representations and warranties of Sellers contained herein, shall (i) purchase the Class A Shares from Seller 1 for the Class A Purchase Price and (ii) purchase the class B Shares from Seller 2 for the Class B Purchase Price. Each Seller waives any and all pre-emption rights and any and all other rights such Seller has in relation to the Shares.

2.3	Subject to any adjustment required to be made pursuant to Article 2.4 below, the aggregate Purchase Price for the Shares shall be USD 191,250,000 (in words: one hundred ninety-one million two hundred fifty thousand US Dollars) (the “Purchase Price”). The Purchase Price shall be allocated (a) 65% to Seller 1 as payment in full for the Class A Shares and the KPN Intellectual Property (such amount, the “Class A Purchase Price”) and (b) 35% to Seller 2 as payment in full for the Class B Shares (such amount, the “Class B Purchase Price”).

2.4	Adjustments.
(a)	EBITDA Adjustment. If the EBITDA for the twelve month period immediately preceding the Effective Date as determined based on the

LTM Audited Financial Statements is less than USD 22.0 million, then the Purchase Price shall be reduced by an amount equal to [***] times the difference between USD 22.5 million and the EBITDA for the twelve month period immediately preceding the Effective Date. If the EBITDA for the twelve month period immediately preceding the Effective Date is greater than USD 23.0 million, then the Purchase Price shall be increased by an amount equal to [***] times the difference between USD 22.5 million and the EB1TDA for the twelve month period immediately preceding the Effective Date.

(b)	Indebtedness Adjustment. If the Indebtedness as of the Effective Date as determined based on the LTM Audited Financial Statements (other than Indebtedness taken into account in connection with the determination of Working Capital) is greater than USD 0, then the Purchase Price shall be reduced by an amount equal to the aggregate amount of such Indebtedness.

(c)	Cash Adjustment. If the Cash on the Effective Date as determined based on the LTM Audited Financial Statements after adding the Working Capital on the Effective Date (which, for the avoidance of doubt, shall be a reduction to Cash if Working Capital is negative), subtracting the Provisions as of the Effective Date, which, for the avoidance of doubt, shall be a reduction of Cash, and subtracting the Tax Indemnity Threshold (the “Adjusted Cash Amount”) is less than USD 0, then the Purchase Price shall be reduced by an amount equal to the Adjusted Cash Amount. If the Adjusted Cash Amount is more than USD 0 then the Purchase Price shall be increased by the Adjusted Cash Amount.
2.5	Determination and Payment of Adjustments.
(a)	As promptly as practical, but no later than two months after Completion, the Purchaser will have the LTM Audited Financial Statements prepared and delivered to the Sellers. For greater certainty, failure to deliver the LTM Audited Financial Statements within the two (2) months after Completion shall not prejudice either Purchaser or the Sellers, as the case may be, from recovering any amounts owed to such Party pursuant to Articles 2.4 and 2.5.

(b)	As promptly as practicable, but not later than ten (10) Business Days after the delivery of the LTM Audited Financial Statements, the Purchaser will cause to be prepared and delivered to Sellers a written notice (an “Adjustment Notice”) setting forth the Purchaser’s good faith calculation of each adjustment to the Purchase Price required pursuant to Article 2.4 (if any) and the total Purchase Price, after taking into account the cumulative net adjustment thereto as a result of such adjustments (the “Adjusted Purchase Price”). Purchaser shall present the Adjusted Purchase Price together with all calculations and - if any - the other supporting material on which it is based. Sellers may within ten (10) Business Days of delivery of the Adjustment Notice request further information from Purchaser regarding the calculation of the Adjusted Purchase Price, in which case Purchaser shall within ten (10) Business Days of such request deliver to Sellers the information reasonably requested (“Additional Information”).

(c)	If Sellers or one of the Sellers do not within twenty (20) Business Days after the later of delivery of (i) the Adjustment Notice or (ii) any Additional Information give written notice to Purchaser that Sellers disagree with the Adjusted Purchase Price set forth in the Adjustment Notice or any item thereof, the draft Adjusted Purchase Price set forth in the Adjustment Notice shall be final and binding on Sellers or, in case of one Seller objecting, on the non-objecting Seller and Purchaser with respect to the non-objecting Seller.

(d)	If Sellers or one of the Sellers (“Objecting Seller(s)”), whatever is the case, in good faith disagree with the Purchaser’s calculation of the Adjusted Purchase Price delivered pursuant to Article 2.5(b), Objecting Seller(s) may, within twenty (20) Business Days after the later of delivery of (i) the Adjustment Notice or (ii) the Additional Information, deliver a notice (an “Objection Notice”) to the Purchaser setting forth the reason(s) for Seller(s)’ good faith disagreement and setting forth Seller(s)’ calculation of the Adjusted Purchase Price. Any Objection Notice shall specify those items or amounts as to which Objecting Seller(s) disagree, and Seller(s) shall be deemed to have agreed with all other items and amounts contained in the Adjustment Notice.

(e)	If an Objection Notice shall be duly delivered pursuant to Article 2.5(d), the Purchaser and Objecting Seller(s) shall, during the twenty (20) Business Days following such delivery, use their best efforts to reach agreement in good faith on the disputed items or amounts in order to determine the amount of the Adjusted Purchase Price, which amount shall not be less than the amount thereof shown in the Purchaser’s calculations delivered pursuant to Article 2.5(b) nor more than the amount thereof shown in Objecting Seller(s)’ calculation delivered pursuant to Article 2.5(d) (the “Final Adjusted Purchase Price”). If, during such period, the Purchaser and Objecting Seller(s) are unable to reach such agreement, they shall promptly, but within ten (10) Business Days, jointly nominate an independent accounting firm of nationally recognized standing reasonably satisfactory to the Purchaser and Objecting Seller(s) (which accounting firm shall not have any material relationship with the Purchaser or Objecting Seller(s) or the Company) (“Accountants”), promptly to review the disputed items or amounts for the purpose of calculating the Final Adjusted Purchase Price. If the Parties cannot agree on Accountants within ten (10) Business Days, then Accountants shall be appointed by the chairman of the Netherlands Institute of Registered Accountants (Nederlands Instituut voor Registeraccountants) upon the application of either of the Purchaser or the Objecting Seller(s). In making the calculations, the Accountants shall consider only those items or amounts in the Adjustment Notice or the Purchaser’s calculation of the Adjusted Purchase Price as to which Objecting Seller(s) have disagreed. The Accountants shall deliver to the Purchaser and Objecting Seller(s), as promptly as practicable, a report setting forth the Final Adjusted Purchase Price based on such calculations (the “Final Calculation”), such report consisting of (i) a confirmation that they reviewed the Adjustment Notice and the Adjusted Purchase Price, (ii) a statement that in their opinion (subject to (iii)) the Adjusted Purchase Price has been calculated on a basis which is consistent with Article 2.4, (iii) where there are matters they consider are not consistent with the terms of Article 2.4 in relation to the Adjusted Purchase Price, their determination should detail (a) the matters which are inconsistent, (b) the grounds on which they believe an inconsistency exists, and, (c) quantification of the impact of each such inconsistency, (iv) their detailed findings in respect of the draft Final Adjusted Purchase Price presented in a manner consistent with Article 2.4. The independent accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding (“bindend advies”) upon the Purchaser and Objecting Seller(s) save in the event of manifest error or partiality. The costs (including VAT) of such review and report shall be borne (i) by the Purchaser if the difference between the Final Adjusted Purchase Price and Purchaser’s calculation of the Adjusted Purchase Price delivered pursuant to Article 2.5(b) is greater than the difference between the Final Adjusted Purchase Price and Objecting Seller(s)’ calculation of the Adjusted Purchase Price delivered pursuant to Article 2.5(d), (ii) by Objecting Seller(s) if the difference between the Final Adjusted Purchase Price and Objecting Seller(s)’ calculation of the Adjusted Purchase Price delivered pursuant to Article 2.5(d) is greater than the difference between the Final Adjusted Purchase Price and the Purchaser’s calculation of the Adjusted Purchase Price delivered pursuant to Article 2.5(b) and (iii) otherwise equally by the Purchaser and Objecting Seller(s).

(f)	The Purchaser shall cause the Group Companies to cooperate and assist in the preparation of the Adjustment Notice and the calculation of the (Final) Adjusted Purchase Price and in the conduct of the audits and reviews referred to in this Article 2.5, including the making available to the extent necessary of up-to-date books, records, work papers and personnel.

(g)	If the Adjusted Purchase Price or the Final Adjusted Purchase Priceis greater than the Purchase Price, the Purchaser shall pay to Seller(s), as an adjustment to the Purchase Price, in the proportions provided in Article 1.2(i) and in the manner and with interest as provided in Article 2.5(h), an amount equal to the difference between (i) the Adjusted Purchase Price or the Final Adjusted Purchase Price and (ii) the Purchase Price. If (i) the Adjusted Purchase Price or the Final Adjusted Purchase Price is less than (ii) the Purchase Price, Seller(s) shall pay to the Purchaser, in the manner and with interest as provided in Article 2.5(h), an amount equal to the difference between (i) the Purchase Price and (ii) the Adjusted Purchase Price or the Final Adjusted Purchase Price.

(h)	Any payment pursuant to Article 2.5(c) or Article 2.5(g) shall be made within ten (10) Business Days after final determination of the Adjusted Purchase Price or the Final Adjusted Purchase Price pursuant to this Article 2.5 by wire transfer of immediately available funds. The amount of any payment to be made pursuant to this Article 2.5 shall include interest thereon calculated from and including the Completion Date to but excluding the date of payment at a rate of five percent (5%) per annum. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.
Article 3. Conditions Precedent
3.1	Completion is conditional on the conditions set forth in this Article 3.1 and on Schedule 18 being satisfied, or waived in writing by the Sellers and/or Purchaser (as applicable).

3.2	The Parties shall make all reasonable efforts to ensure that the conditions set out in Article 3.1 and Schedule 18 are satisfied as soon as possible following the Signing Date. If at any time a Party becomes aware of anything that may prevent any condition being satisfied, it shall immediately inform the other Parties, and the Sellers and the Purchaser shall co-operate to ensure the condition is satisfied so far as it is capable of satisfaction.

3.3	Purchaser shall bear all filing fees and other costs incurred in relation to any filing required to be made in any jurisdiction under any competition or merger control act or regulation in connection with Purchaser’s acquisition of the Shares. All costs, penalties and fines resulting from not filing in any jurisdiction where it is determined that filing should have taken place shall be borne by Sellers in the event Sellers did not provide data to Purchaser showing Sellers had operations significant enough to require a filing, and by Purchaser in all other cases.
Article 4. Completion, payment
4.1	Completion will take place on the Completion Date in Amsterdam, the Netherlands at the offices of DLA SchutGrosheide N.V., or such other place as the Parties may agree, provided that if the conditions listed in Schedule 18 shall not have been satisfied waived on or before 31 December 2005, the Purchaser or Sellers may elect (in addition and without prejudice to all other rights or remedies available to them) to terminate this Agreement by written notice to Sellers or the Purchaser, respectively; provided, however, that the right to terminate this Agreement under this Article 4.1 shall not be available to the Purchaser or Sellers if the Purchaser’s (in the case of a termination by the Purchaser) or either Seller’s (in the case of a termination by Sellers) failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Completion to occur on or prior to 31 December 2005. If this Agreement is terminated pursuant to this Article 4.1, all rights and obligations of the Parties hereunder shall terminate and no Party shall have any liability to the other Parties hereunder. Notwithstanding anything to the contrary contained herein (including this Article 4.1), the termination of this Agreement pursuant to this Article 4.1 shall not release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement prior to such termination.

4.2	The transfer of the Shares shall be effectuated by means of the Notarial Deed, to be executed by the Notary on Completion Date. Sellers shall cause the Company to acknowledge the transfer of the Shares on the Completion Date by causing the Company to co-sign the Notarial Deed and immediately enter such transfer in its register of shareholders.

4.3	On the Completion Date, subject to the terms and conditions set forth in this Agreement and upon the Purchaser’s receipt of all documents and other deliverables referred to in Article 4.8 to be delivered by Sellers on or prior to Completion, the Purchaser shall pay the Purchase Price by means of a confirmed wire transfer through the bank account (“kwaliteitsrekening”) of the Notary at ING Bank in Amsterdam, account number 672644428 swift code INGBNL2A. The Notary is hereby instructed by the Parties to pay to each Seller such Seller’s portion of the Purchase Price in the manner as set forth in Article 2.3, by wire transfer to the corresponding bank accounts specified by each of the Sellers, with such payments to be made by the Notary after the Notarial Deed has been executed on the Completion Date with same day value (or, if paid on the following day, to include any interest accrued thereon as a result thereof). The Purchaser may not set off payment of the Purchase Price against any alleged claim against the Sellers.

4.4	Purchaser is aware of the fact that the Notary is working at DLA SchutGrosheide N.V., the Sellers’ solicitors. With regard to articles 9 and 10 of the “Directives with respect to the ways of co-operation of notaries among themselves and with solicitors” (“Richtlijnen met betrekking tot vormen van samenwerking van notarissen onderling en met advocaten”), as laid down by the governing body of the Royal Notarial Professional Organisation (“Koninklijke Notariële Beroepsorganisatie”), the Purchaser hereby expressly agrees that the Sellers, with respect to the Notarial Deed and deeds that may derive from the Notarial Deed, as well as with respect to possible disputes arising there from, shall be handled by the Sellers’ solicitors.

4.5	On Completion Date Sellers shall cause the supervisory board members of the Company, all of which are listed in Schedule 12, to tender their resignations as of the Completion Date in writing by way of the letter attached in agreed form as Schedule 13. Such members will be fully discharged as per the Completion Date and such discharge will be effectuated on the Completion Date, immediately prior to the passing of the Notarial Deed, by way of Sellers, in their capacity as the sole shareholders of the Company, signing of the shareholders’ resolutions which resolutions are attached in agreed form as Schedule 14. The Purchaser will fully accept such resignation and discharges.

4.6	On Completion Date, immediately before execution of the Notarial Deed, Sellers will resolve by way of the resolution attached hereto as Schedule 21, to authorize the Group Companies to transfer any agreement, contract or other instrument with any Person located in or in respect of services provided in, any of Cuba, Iran, North Korea, Sudan or Syria to any other third party not directly or indirectly affiliated with the Group Companies or any member of the management of the Group Companies on or within ninety (90) days after Completion as required by Law, or terminate those of such agreements which cannot be transferred on or within ninety (90) days after Completion as required by Law.

4.7	On Completion Date Purchaser and Royal KPN shall sign the sale and purchase agreement and the assignment agreements for the KPN Intellectual Property of which drafts in agreed form are attached as Schedule 15.

4.8	On the Completion Date, each Party shall deliver the certificates and other documents required to be delivered by such Party pursuant to Article 3.1 and Schedule 18.

4.9	The costs of the Notarial Deed shall be borne by the Purchaser. For the avoidance of doubt, the Parties agree that any Taxes and/or charges due relating directly to the passing of the Notarial Deed shall be borne by the Purchaser, save for any corporate income tax which may be payable by the Sellers upon alienation of the Shares.

4.10	Each Party covenants that, at any time and from time to time on or after Completion, it will take such action and deliver all such further documents as each other Party may reasonably request in order to effect the transfer of the Shares.
Article 5. Pre-Completion Covenants
5.1	As from the Signing Date hereof until the Completion Date, and except as otherwise provided for in this Agreement or consented to by the Purchaser in writing (which consent shall not unreasonably be withheld), the Sellers shall cause the Company and each other Group Company to: (i) conduct its business only in the ordinary and regular course consistent with past practice, (ii) maintain its books and records in the ordinary course of business consistent with past practice, (iii) continue with its capital expenditure program in accordance with the approved budget and associated schedule of capital spending and (iv) use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers, employees, and agents, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents and others having business relationships with it. Without limiting the generality of the foregoing, as from the Signing Date until the Completion Date, the Sellers shall not and shall procure that each of the Group Companies shall not, without the prior consent of the Purchaser:
(a)	pledge or permit the imposition of any Encumbrance on any assets of the Company or any other Group Company;

(b)	pay, discharge, settle or satisfy any material claims, including the dispute with SITA (whether or not such claims are already the subject matter of judicial or arbitration proceedings), liabilities or obligations (whether absolute, accrued, contingent or otherwise qualified) of the Company or any other Group Company, except in the ordinary course of business and consistent with past practice;

(c)	make any investment or capital expenditure at the Company or any other Group Company, whether by the purchase of shares or securities, contributions to capital, property transfers, or by the purchase of any property or assets of any other Person or otherwise, and except for (i) capital expenditures that are part of the approved budget; and (ii) for capital expenditures that do not exceed USD [***] (in words: [***] US dollars);

(d)	incur any indebtedness at the Company or any other Group Company or assume, guarantee or otherwise become responsible at the Company or any other Group Company for the obligations of, or make at the Company or any other Group Company any loans or advances to, any other Person;

(e)	change accounting policies or practices, including the assumptions underlying accounting estimates, of the Company or any other Group Company unless required by Law;

(f)	take or fail to take any action that could reasonably be expected to result in a Material Adverse Effect;

(g)	make any adjustment to any Provision that is outside the normal course or that is otherwise inconsistent with the Company’s accounting policies and practices;

(h)	grant, enter into or issue any shares of capital, any other debt or equity securities of the Company or any other Group Company or options, warrants, other rights, or enter into subscription agreements or commitments of any kind with respect thereto, nor dispose of any shares in the capital of the Company or any other Group Company, or declare, make, set aside, pay or distribute dividends or other distributions or quasi distributions from the Company or any other Group Company with the exception of the pay back on capital specified in Article 2.1, whether in cash or in kind or redeem, purchase or otherwise acquire any capital stock of the Company or any other Group Company, other than to the extent expressly provided for in this Agreement;

(i)	adopt a plan of complete or partial liquidation of the Company or any other Group Company or authorise, approve or effect any dissolution, merger, consolidation, restructuring, recapitalisation or reorganisation of the Company or any other Group Company except for Xantic GmbH;

(j)	cancel or terminate any insurance policy that provides cover in respect of the Company or its assets or employees;

(k)	adopt or propose any change in the articles of association or other governing documents of the Company or any other Group Company;

(l)	sell, lease, license or otherwise dispose of any assets or properties of the Company or any other Group Company except in the ordinary course of business consistent with past practice;

(m)	take any action, or fail to take any action, as a result of which any of the changes, developments, actions or events listed in Article 1.F of the Sellers Warranties is likely to occur;

(n)	take any action that is intended or could reasonably be expected to result in any of the Warranties being or becoming untrue in any material respect at any time prior to Completion, or in any of the conditions set forth in Article 3.1 or Schedule 18 not being satisfied or in a violation of any provision of this Agreement; or

(o)	agree or commit to do any of the foregoing.
5.2	Any activities carried out by any of the Group Companies in relation to the fulfilment of any obligation of, or the completion of, the AMOS Business Sale Agreement between (amongst others) the Company and G&G Consultancy Ltd. dated 29 April 2005 (document number 13-4.4.5 in the Index) is not considered to be a Breach.
Article 6. Parties’ access to records after Completion
6.1	Purchaser and/or the Group Companies shall retain for a period of six (6) years from Completion, or such longer period as may be prescribed by applicable

Law, all books, records and other written information relating to the (assets, liabilities and/or businesses of the) Group Companies and pertaining to events occurring on or prior to the Completion Date (“Company Records and Information”) which are in possession of Purchaser and/or the Group Companies pursuant to Completion. In the event that (any of the) Sellers require access to Company Records and Information, Purchaser shall allow representatives and/or advisors of (any of such) Sellers, at (any of such) Sellers’ expense, reasonable access to such records during normal business hours at the relevant place of business and will permit (any of such) Sellers, at (any of such) Sellers’ expense, to make extracts and copies of the Company Records and Information as may be necessary or convenient and, if required for such purpose, to have access to original documents. To the extent any such access results in the disclosure of Confidential Information to (any of such) Sellers, (any of such) Sellers and its representatives and advisors shall be subject to the restrictions set forth in Article 15.1.
Article 7. Insurance
7.1	As of the Completion Date, all coverage with respect to the Group Companies under the Insurance Policies in respect of events, occurrences or accidents occurring after the Completion Date and in respect of pure financial losses (“zuivere vermogensschade”) not claimed before Completion Date, shall be cancelled and terminated, excluding those Insurance Policies in respect of which (any member(s) of) the Group Companies is the sole policy holder or name insured.
Article 8. Sellers’ Warranties
8.1	Save as explicitly and specifically set out in the Disclosure Letter or as otherwise disclosed in this Agreement:
(a)	Seller 1 warrants to the Purchaser that each of the Seller 1 Warranties is true and correct as at the Signing Date. Save as otherwise provided in the Seller 1 Warranties, Seller 1 further warrants to Purchaser that the Seller 1 Warranties will be true and accurate on Completion as if they had been repeated on Completion;

(b)	Seller 2 warrants to the Purchaser that each of the Seller 2 Warranties is true and correct as at the Signing Date. Save as otherwise provided in the Seller 2 Warranties, Seller 2 further warrants to Purchaser that the Seller 2 Warranties will be true and accurate on Completion as if they had been repeated on Completion;

(c)	the Sellers warrant to the Purchaser that each of the Sellers Warranties is true and correct as at the Signing Date. Save as otherwise provided in the Sellers Warranties, Sellers further warrant to Purchaser that the Sellers Warranties will be true and accurate on Completion as if they had been repeated on Completion.
8.2	The Sellers do not make any representations or give any warranties, express or implied, other than the Warranties, whether by applicable Law or otherwise.

8.3	The applicability of section 7:17 and section 7:23 of the Netherlands Civil Code is hereby excluded.

8.4	Each of the Warranties shall be construed as a separate representation and/or warranty and shall not be limited by the terms of any of the other Warranties, either expressly or by means of reference.
Article 9. Purchaser’s Acknowledgements
9.1	The Purchaser acknowledges and agrees that it has performed in form, scope and substance to its satisfaction the Due Diligence Investigation. The Purchaser furthermore acknowledges that it has (and its advisors have) obtained all (other) information it (and its advisors) deemed proper and necessary, for the purposes of entering into this Agreement on the terms stated herein. Furthermore, such information was obtained through written questions submitted to the Sellers and the Company which written questions were all answered in writing.

9.2	The Purchaser therefore acknowledges that the Warranties are the only representations, warranties or other assurances of any kind given by or on behalf of the Sellers on which the Purchaser may rely (and has relied) in entering into this Agreement.

9.3	Sellers acknowledge and agree that (a) Sellers do not know of any information which is or may reasonably be considered to be material to an appraisal of the business assets, liabilities and affairs of the Company and the other Group Companies and which has not been disclosed to the Purchaser and (b) information which has been disclosed in the Data Room and the written answers submitted by the Sellers to the Purchaser in answer to their written questions as referred to in Article 9.1 is true and accurate in all material respects and not misleading.

9.4	The Parties acknowledge and agree that the Due Diligence Investigation shall not prejudice the Purchaser from bringing any claims under the Seller 1 Warranties or the Seller 2 Warranties. The Parties acknowledge and agree that the Due Diligence Investigation shall not prejudice the Purchaser from bringing any claims under the Warranties (other than the Seller 1 Warranties and the Seller 2 Warranties) unless and to the extent the Purchaser or its advisors were or should have been aware, prior to the Signing Date, that a matter giving rise to a claim constituted a breach of such warranties, through the Due Diligence Investigation on the basis of a prima facie review by persons with the requisite expertise and skills.

9.5	At the time of entering into this Agreement neither Party was aware of any matter which is or could be inconsistent with the Warranties and/or Purchaser Warranties or constitutes a Breach of any of them.
Article 10. Breach
10.0	For the avoidance of doubt the parties acknowledge and agree that the use of words “indemnify, defend and hold harmless from and against any and all Damages” will have the same effect as the use of the words “compensate for any and all Damages”.

10.1	Survival. The Warranties and the Purchaser Warranties shall survive the Completion for a period of 1 (one) year after the Completion Date; provided, however, that (a) the Warranties set forth in Articles 1.B (“Shares”), 2.A (“Organization; Authority”), 2.D (“Class A Shares”), 3.A (“Organization; Authority”) and 3.D (“Class B Shares”) of Schedule 11 and the Purchaser Warranties set forth in Article A(2) of Schedule 16 shall survive indefinitely and (ii) the Warranties set forth in Article 1.J (“Taxation”) of Schedule 11 shall survive until the date that is six months after the expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof). Notwithstanding the preceding sentence, any representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

10.2
(a)	Sellers shall severally but not jointly indemnify, defend and hold harmless the Purchaser, the Group Companies and the 100% owned subsidiaries of Stratos Global Corporation (each, a “Purchaser Claimant” and, collectively, the “Purchaser Claimants”) from and against any and all Damages resulting from or in connection with or arising out of (i) any Breach of any of the Sellers Warranties, (ii) any Breach of any of the Sellers Warranties as if such Sellers Warranties were made on and as of the Completion Date, (iii) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with the Company or either Seller (or any Person acting on their behalf) in connection with the transactions contemplated by this Agreement, (iv) any claim by any employee or supervisory authority arising in whole or in part from or in connection with the disclosure of employee names in connection with the sale of the Group Companies or the process of selling or offering for sale of the Group Companies in violation of applicable data protection Laws, and (v) any claim by any Person arising from or otherwise relating to the following agreements or the transactions contemplated thereby or actions pursuant thereto or in connection therewith: (A) the AMOS Business Sale Agreement dated 29 April 2005 among the Company, G&G Consultancy Ltd and various subsidiaries of the Company, (B) the Sale and Purchase Agreement dated 7 January 2005 among Castor Broadcasting B.V., the Company, Xantic Sales B.V. and Xantic Broadcast B.V., and (C) the Asset Purchase Agreement dated 29 December 2004 between the Company and Satlynx SA. Any liability of the Sellers under this Article 10.2(a) shall be in such proportion that Seller 1 shall be liable for 65% of such liability and Seller 2 shall be liable for 35% of such liability. The provisions of section 6:102 subsection 1 of the Netherlands Civil Code shall not apply.

(b)	In addition to the provisions of Article 10.2(a), each Seller shall, severally but not jointly, indemnify, defend and hold harmless each Purchaser Claimant from and against any and all Damages resulting from or in connection with or arising out of (i) any Breach of (A) in the case of Seller 1, the Seller 1 Warranties, and (B) in the case of Seller 2, the Seller 2 Warranties, but excluding the Sellers Warranties (which are addressed in Article 10.2(a) above), (ii) any Breach of (A) in the case of Seller 1, the Seller 1 Warranties, and (B) in the case of Seller 2, the Seller 2 Warranties, but excluding the Sellers Warranties (which are addressed in Article 10.2(a) above), in each case as if such representation or warranty were made on and as of the Completion Date, and (iii) any Breach by such Seller of any covenant, agreement or obligation of such Seller contained in this Agreement. For the avoidance of doubt, Seller 1 will be liable for 100% of the liability for any Breach of the Seller 1 Warranties or any Breach by Seller 1 of any covenant, agreement or obligation of Seller 1 contained in this Agreement but shall not be liable for the Seller 2 Warranties or any Breach by Seller 2 of any covenant, agreement or obligation of Seller 2 contained in this Agreement; and Seller 2 will be liable for 100% of the liability for any Breach of the Seller 2 Warranties or any Breach by Seller 2 of any covenant, agreement or obligation of

Seller 2 contained in this Agreement but shall not be liable for the Seller 1 Warranties or any Breach by Seller 1 of any covenant, agreement or obligation of Seller 1 contained in this Agreement. The provisions of section 6:102 subsection 1 of the Netherlands Civil Code shall not apply.
10.3	The Purchaser shall indemnify, defend and hold harmless Sellers (each, a “Seller Claimant” and, collectively, the “Seller Claimants”) from and against any and all Damages resulting from or in connection with or arising out of:
(a)	any breach of any of the Purchaser Warranties,

(b)	any breach of any of the Purchaser Warranties as if such Purchaser Warranties were made on and as of the Completion Date,

(c)	any breach by the Purchaser of any covenant, agreement or obligation of the Purchaser contained in this Agreement, and

(d)	any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with the Purchaser (or any Person acting on its behalf) in connection with the transactions contemplated by this Agreement.
10.4	Procedure for Making Claims. If any Party indemnified under Article 10.2 or 10.3 or 10.6 hereof (the “Claimant”) desires to make a claim against any Party obligated to provide indemnification under Article 10.2 or 10.3 or 10.6 hereof (the “Indemnitor”), with respect to any matter covered by such indemnification obligation, the procedures for making such claim shall be as follows:
(a)	If the claim is for indemnification with respect to any claim by a third party (a “Third Party Claim”), Claimant will give prompt written notice to the Indemnitor of the assertion of such Third Party Claim and the nature thereof; provided, however, that the failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability that it would otherwise have to such Claimant pursuant to the terms of this Agreement. Upon delivery of such notice in accordance with Article 17, the claim specified therein shall be deemed to have been made for purposes of this Agreement. Upon prior written notice to Claimant within twenty (20) Business Days after receipt of Claimant’s notice, the Indemnitor may proceed, at the Indemnitor’s sole expense, to cure, defend, compromise or settle the Third Party Claim, in the name of Claimant or otherwise. If the Indemnitor undertakes a defense of any Third Party Claim, Claimant shall cooperate reasonably with the

Indemnitor and its counsel in the investigation and defense thereof, and may participate in such investigation and defense, at its own expense, but the Indemnitor shall control the negotiation, tactics, trial, appeals and other matters and proceedings related thereto, except that the Indemnitor shall not, without the prior written consent of Claimant, in connection with such Third Party Claim, require Claimant to take or refrain from taking any action, or make any public statement, which Claimant reasonably considers to be against its interest, or consent to any settlement that requires Claimant to make any payment that is not fully indemnified hereunder. If the Indemnitor notifies Claimant that it does not wish to assume the defense of such Third Party Claim, or if the Indemnitor fails to respond to Claimant’s notice of the Third Party Claim within twenty (20) Business Days after receipt of such notice or fails to proceed in a diligent and timely manner to cure, defend, compromise or settle a Third Party Claim for which it has assumed the defense pursuant to the foregoing provisions, Claimant may proceed to cure, defend, compromise or settle the Third Party Claim as it shall in its sole discretion deem advisable, without prejudice to any right to indemnification Claimant may have against the Indemnitor with respect thereto.

(b)	If the claim is for indemnification with respect to a matter other than a Third Party Claim, Claimant will give prompt written notice to the Indemnitor of such claim, setting forth the basis, nature and approximate dollar amount thereof; provided, however, that the omission to so notify the Indemnitor shall not relieve the Indemnitor from any liability that it would otherwise have to such Claimant pursuant to the terms of this Agreement. Upon delivery of such notice the claim specified therein shall be deemed to have been made for purposes of this Agreement. The Indemnitor shall, within forty (40) Business Days after receipt of such notice, give written notice to Claimant as to whether or not the Indemnitor accepts the responsibility to indemnify Claimant with respect to such claim. If the Indemnitor fails to respond to notice of such claim within forty (40) Business Days after receipt of such notice or denies responsibility therefor, the liability of the Indemnitor to Claimant for indemnification with respect to such claim shall be determined in accordance with Article 25, or by written consent of the Indemnitor.

(c)	Notwithstanding any provision to the contrary, if, prior to the twenty (20) Business Days set forth in paragraph (a) above or the forty (40) Business Days set forth in paragraph (b) above the Indemnitor has to respond to a claim pursuant to paragraphs (a) and (b) above, the failure by Claimant to make any filing or take any other action would, in the reasonable judgment of Claimant, result in the loss of any material right or otherwise be prejudicial to Claimant’s interests, then such Claimant shall provide written notice to the Indemnitor of the filings or other actions Claimant believes need to be taken and, on or after the fifth Business Day after the date of such notice, Claimant may make any such filing or take any such other action without relieving the Indemnitor from any liability that it would otherwise have to such Claimant, including the reasonable costs and expenses associated with making any such filing or taking any such other action.
10.5	Certain Limitations
(a)	The amount of any and all Damages sought by a Claimant will be determined net of (i) any amounts recovered by such Claimant under insurance policies with respect to such Damages, (ii) the Tax cost incurred by any Claimant arising from the receipt of indemnity payments, and (iii) any Tax benefits realized by the Claimant arising from the incurrence or payment of any indemnified Damages.

(b)	Limitations on Sellers’ Liability. Sellers shall have no liability with respect to claims under Article 10.2(a) (i) or (ii) or 10.2 (b) (i) or (ii) until the total of all Damages with respect to such matters exceed, in the aggregate, USD [***] (in words: [***] US dollars) (and, for purposes of determining whether such threshold has been reached, only claims that exceed, individually, USD [***] (in words: [***] US dollars) shall be taken into account), in which event the Purchaser may assert its right to indemnification to the extent such Damages exceed USD [***] provided that, for the purpose of determining whether the USD [***] and USD [***] thresholds have been reached, no effect shall be given to any Material Adverse Effect, materiality or similar qualifier in any representation or warranty; however, neither the USD [***] threshold nor the USD [***] threshold shall apply to claims under the Warranty set forth in Article 1.J (“Taxation”) of Schedule 11. The maximum aggregate amount that Sellers shall be liable for under (i) Article 9.3, (ii) all Damages arising with respect to claims under the Warranties, whether payable by Seller 1 or Seller 2 or partly by Seller 1 and partly by Seller 2 and (iii) all payments to be made by Sellers under Article 10.6 only in as far as such payments exceed USD [***]([***] US dollars), shall not exceed an amount equal to [***]% of the Purchase Price. The limitations on liability set forth in this Article 10.5(b) shall not apply to matters arising in respect of Articles 1.B (“Shares”), 2.A (“Organization; Authority”), 2.D (“Class A Shares”), 3.A (“Organization; Authority”) and 3.D (“Class B Shares”) of Schedule 11 or any Breaches

of the Warranties that result from or are attributable to intentional fraud (‘bedrog’) or any willful (‘opzettelijk’) misconduct by the Company or either Seller (for which the potential liability under this Article 10 is absolute from the first dollar and unlimited).

(c)	Warranties as at Completion Date. The limitations on liability in Article 10.5(b) shall not apply to any Breaches of the Warranties if any person listed in Schedule 2 knew of such Breaches on or before Completion Date. With respect to such Breaches and other Breaches under this Agreement the maximum aggregate amount that Sellers shall be liable for shall not exceed an amount equal to the Purchase Price unless explicitly agreed otherwise in this Agreement.

(d)	Limitations on Purchaser’s Liability. The Purchaser shall have no liability with respect to claims under Article 10.3(a) or (b) until the total of all Damages with respect to such matters exceed, in the aggregate, USD [***] (in words: [***] US dollars) (and, for purposes of determining whether such threshold has been reached, only claims that exceed, individually, USD [***] (in words: [***] US dollars) shall be taken into account), in which event Sellers may assert their right to indemnification to the extent such Damages exceed USD [***] provided that, for the purpose of determining whether the USD [***] and USD [***] thresholds have been reached, no effect shall be given to any Material Adverse Effect, materiality or similar qualifier in any representation or warranty. The maximum aggregate amount that the Purchaser shall be liable for, for all Damages arising with respect to claims under Article 10.3(a) and (b), shall not exceed an amount equal to [***]% of the Purchase Price. The limitations on liability set forth in this Article 10.5(d) shall not apply to matters arising in respect of Article A(2) of Schedule 16 or any breaches of the Purchaser Warranties that result from or are attributable to intentional fraud or any willful misconduct by the Purchaser (for which the potential liability under this Article 10 is absolute from the first dollar and unlimited).

(e)	Sellers shall have no liability with respect to claims under Article 10.2(a)(i) or (ii) or 10.2(b)(i) or (ii) to the extent that (w) the Damages result from a Breach of such Warranty that would not have occurred if relevant Laws would not have altered after the Completion Date; (x) the Damages result from a Breach of a Warranty that is triggered by a change in the corporate and/or tax structure and/or the accounting principles of any of the Group Companies after the Completion Date; (y) the Breach is triggered by any act or omission after the Completion Date on the part of the Purchaser, the Group Companies or any Person whose conduct is attributable to, or for the risk of, the

Purchaser; or (z) the Damages are covered by a reserve included on the Balance Sheet.
10.6	Tax Indemnity Xantic Broadcast B.V. Any amount of Taxes over the Tax Indemnity Threshold payable by Xantic Broadcast B.V. provided for under line-item 1300 “Company Income Tax To Be Paid” of Schedule 20 relating to the period prior to Completion Date which has not been paid on or prior to the Completion Date, shall be for the account of Sellers and Sellers shall indemnify the Purchaser in respect of any such Taxes exceeding the Tax Indemnity Threshold. However, any amount to be paid under this Article 10.6 by the Sellers to the Purchaser exceeding USD [***] ([***] US dollars) shall be subject to the limitation on the maximum liability of Sellers of [***]% of the Purchase Price as set out in Article 10.5(b).

10.7	No Recourse Against the Company. Royal KPN and Sellers hereby irrevocably waive any and all right to recourse against the Company with respect to any misrepresentation or Breach of any Warranty, any indemnity or any noncompliance with any conditions or covenants, given or made by Royal KPN or the Sellers (or either of them) in this Agreement or any other agreements and documents executed or to be executed by the Parties in order to consummate the transactions contemplated by this Agreement. Neither Royal KPN nor either Seller shall be entitled to contribution from, subrogation to or recovery against the Company with respect to any liability of Royal KPN or either Seller that may arise under or pursuant to this Agreement or any of the other agreements and documents executed or to be executed by the Parties in order to consummate the transactions contemplated by this Agreement or such other agreements and documents contemplated hereby.
Article 11. Purchaser’s Warranty
11.1	The Purchaser warrants to the Sellers that each of the Purchaser Warranties is true and correct as at the date of this Agreement and as at the Completion Date. Save as otherwise provided in Schedule 16, Purchaser further represents and warrants to Sellers that the Purchaser Warranties will be true and accurate on Completion as if they had been repeated on Completion.
Article 12. Dutch Employees and KPN Pension Schemes
12.1	Seller 1 shall procure the continued membership of the Dutch Employees in the KPN Pension Schemes until the Transfer Date and until the Transfer Date, Purchaser undertakes to procure that the Company and the other Group Companies (to the extent applicable) for this purpose to maintain employment conditions with respect to the Dutch Employees employed from time to time which do not deviate from the terms and conditions that such Dutch Employees enjoy from time to time (under their employment agreements and the KPN collective labour agreement). Any changes made to the KPN collective labour agreement from the Completion Date until the Transfer Date shall not be binding on the Company or any other Group Company (to the extent applicable) without the prior approval of the Purchaser. However, Purchaser acknowledges that if it does not approve the changes made to the collective labour agreement, it should ensure that the respective Retirement Benefits Rights for the Dutch Employees are transfer red to a pension carrier nominated by Purchaser before the date such amendments to the collective labour agreement come into force and effect.

12.2	On the Transfer Date, Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN respectively shall transfer (and to the extent necessary Sellers shall procure that Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN respectively shall transfer) the respective Retirement Benefits Rights for the Dutch Employees that are currently in force to a pension carrier nominated by Purchaser. The transfer value of the Retirement Benefits Rights as at the Transfer Date shall be calculated according to the statutory rules of the governmental decree (“Algemene Maatregel van Bestuur”) “Besluit reken- en procedureregels recht op waardeoverdracht” as referred to in section 32 ba of the Pension and Savings Funds Act (“Pensioen-en spaarfondsenwet”).

12.3	On Completion Date Purchaser shall sign the two finance agreements (“fi’nancieringsovereenkomsten”) with the Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN respectively which agreements in agreed form are attached to this Agreement as Schedule 17 and Sellers shall procure that Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN shall co-sign these agreements and shall comply with their terms.
Article 13. Other Covenants
13.1	Royal KPN hereby irrevocably and unconditionally (a) guarantees to the Purchaser, as its own independent obligation and not merely by way of surety (borg), the punctual performance by Seller 1 of all of Seller 1’s obligations under this Agreement and (b) agrees with the Purchaser to be jointly and severally (hoofdelijk) liable with Seller 1 towards the Purchaser for the punctual performance by Seller 1 of all of Seller 1’s obligations under this Agreement and (c) agrees with the Purchaser that if and to the extent such punctual performance is not possible on the part of Royal KPN, Royal KPN shall compensate the Purchaser for any Damages the Purchaser may suffer as a result of any default of Seller 1 under any obligation under this Agreement (tekortkoming in de nakoming van zijn verbintenis).

13.2	The Parties shall comply with and perform the covenants set forth on Schedule 19.
Article 14. Use of name
14.1	Purchaser shall, as soon as practicable after Completion Date, but in any event within three (3) months from Completion Date, procure that the names “Koninklijke KPN N. V.”, “KPN Telecom” and/or “Telstra Corporation Limited” or any abbreviation thereof or any name, mark or lettering which is likely to be confused or associated with the same and any of the logos of Koninklijke KPN N.V., KPN Telecom and Telstra Corporation Limited, are removed from all products, business stationary, domain names (including but not limited to internet addresses) and other assets held by (any of the members of) the Group Companies or acquired by Purchaser pursuant to this Agreement.
Article 15. Announcements, Confidentiality and Publicity
15.1	Except as otherwise specifically provided for in this Article 15, the Sellers and their respective Affiliates shall, and shall cause their respective agents and representatives to, hold strictly confidential and not divulge to any other Person or exploit for its own benefit or the benefit of any other Person any Confidential Information, except for any Confidential Information that:
(a)	is or becomes publicly available through no fault of the Sellers (or either of them);

(b)	is required by any securities exchange or regulatory or Governmental Authority to which either party is subject or submits, wherever situated, including the official stock exchanges;

(c)	the Sellers prove to have received on a non-confidential basis from a third party, provided that such third party was not subject to any applicable confidentiality obligation to the Purchaser, the Company or any other Group Company or such third party is not otherwise prohibited from transmitting the information to such Seller or its agents, representatives or Affiliates by a contractual, legal, fiduciary or other obligation, or

(d)	is developed by (any of) the Sellers independently without use of any Confidential Information.

If either Seller or any of its agents, representatives or Affiliates is legally compelled to disclose any Confidential Information, such Seller (or its agent, representative or Affiliate, as applicable) shall immediately notify the Purchaser in writing of such requirement so that the Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the provisions hereof. If, in the absence of a protective order or a waiver hereunder, such Seller (or its agent, representative or Affiliate, as applicable) is, in the opinion of its counsel, compelled to disclose any Confidential Information to any court, tribunal or agency or else stand liable for contempt or suffer other censure or penalty, such Seller (or its agent, representative or Affiliate, as applicable) may disclose such Confidential Information without liability; provided, however that such Seller (or its agent, representative or Affiliate, as applicable) further agrees that if the disclosing Party is not successful in precluding the requesting legal body from requiring the disclosure of the Confidential Information, it will furnish only that portion of the Confidential Information which is legally required and that, prior to such disclosure, it will exercise reasonable efforts to obtain reliable assurances that confidential treatment will be accorded the Confidential Information.

15.2	All press releases, filings and/or publicity concerning the transactions contemplated by this Agreement will be subject to the prior review and approval of both the Sellers and the Purchaser, unless the Person issuing such press release, filing or publicity considers it necessary, based upon the advice of counsel, for compliance with any applicable Law. If a Party is required by Law to make any such disclosures, it must first provide the other Party with the contents of the proposed disclosure, the reason for such disclosures as it is required by Law as well as the date and time on which the disclosure will be made.

15.3	The non disclosure agreements entered into between the parties dated 1 April 2004 and dated 29 June 2005 will remain in full force and effect in accordance with their respective terms.

15.4	This Article 15 will survive termination of this agreement.
Article 16. Entire Agreement
16.1	This Agreement represents the entire understanding and agreement between the Parties with respect to the purchase and sale of the Shares and supersedes all previous agreements, both in writing and oral, including correspondence.

Article 17. Notices
17.1	Any notice or other communication in connection with this Agreement shall be sufficiently given if in writing and personally delivered or sent by registered mail or by telefax addressed as follows or to such other address as the Parties shall have given notice of pursuant to this Article:
Purchaser
Stratos Global Corporation
Attn. General Counsel
6901 Rockledge Drive, Suite 900
Bethesda, MD 20817
USA
Fax: + 1 301 214 2234
with a copy to:
Steptoe & Johnson LLP
Attn. Alfred Mamlet
1330 Connecticut Avenue, N.W.
Washington, DC 20036
USA
Fax: + 1 202 429 3902
Seller 1
KPN Satcom B.V
Attn. Managing Director
Maanplein 55
2516 CK The Hague
The Netherlands
Fax: + 31 70 4460675
with a copy to:
Royal KPN N.V.
Attn. CLO
Maanplein 55
2516 CK The Hague
The Netherlands
Fax: + 31 70 4460675

Seller 2
Telstra Corporation Limited
Attn. Counsel Corporate Development
Level 2
400 George Street
Sydney NSW
W2000 Australia
fax: + 61 292390795
Article 18. Costs
18.1	Unless provided otherwise in this Agreement, each Party shall bear its own costs and expenses in relation to the entry into, execution and performance of this Agreement, including all negotiations, preparations and investigations.
Article 19. Amendments
19.1	This Agreement may not be amended, supplemented or changed, nor may any provision hereof be waived, except by a written instrument making specific reference to this Agreement signed by each of the Parties. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or any other right.
Article 20. Assignment
20.1	Except as otherwise provided herein, neither this Agreement, nor any interest in it, nor any other document to be executed pursuant to this Agreement shall be assignable by a Party in whole or in part at any time to any third parties without the prior written consent of the other Parties, and each Party undertakes that it will not assign the whole or any part of any interest in this Agreement or any such other document at any time to any Person without the prior written consent of the other Parties; provided, however, that the Purchaser may assign its rights and obligations under this Agreement to any Affiliate of the Purchaser that assumes the Purchaser’s obligations hereunder. Any assignment of this Agreement by the Purchaser shall not relieve the Purchaser from its duties, obligations and liabilities hereunder in the case of default by an assignee.

20.2	If Purchaser assigns the rights and obligations under this Agreement to any Affiliate of the Purchaser as set out in Article 20.1, Purchaser hereby irrevocably and unconditionally (a) guarantees to the Sellers, as its own independent obligation and not merely by way of surety (“borg”), the punctual performance by such Affiliate of Purchaser of all of such Affiliate’s obligations under this Agreement and (b) agrees with the Sellers to be jointly and severally (“hoofdelijk”) liable with such Affiliate towards the Sellers for the punctual performance by such Affiliate of all of such Affiliate’s obligations under this Agreement and (c) agrees with the Sellers that if and to the extent such punctual performance is not possible on the part of Purchaser, Purchaser shall compensate the Sellers for any Damages the Sellers may suffer as a result of any default of such Affiliate under any obligation under this Agreement (“tekortkoming in de nakoming van zijn verbintenis”).
Article 21. Invalidity
21.1	If any provision of this Agreement shall be held by any court of competent jurisdiction to be invalid or unenforceable, (i) the invalidity or unenforceability of such provision shall have no effect upon and shall not impair the validity and enforceability of any other provision of this Agreement, and (ii) the Parties shall reach agreement on the replacement of the invalid and/or unenforceable provision by a valid and enforceable provision that complies — as much as possible — with the objectives of the Parties as expressed in this Agreement.
Article 22. No rescission after Completion
22.1	The Parties waive the right to nullify or rescind this Agreement or cause the nullification or rescission of this Agreement, save as specifically provided otherwise in this Agreement. The mistaken party shall bear the risk of any mistake (“dwaling”) in making this Agreement.
Article 23. Enforceability
23.1	This Agreement shall be binding and enforceable between Parties as of the moment that each of the Parties has signed the Agreement.
Article 24. Applicable law
24.1	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands.
Article 25. Arbitration

25.1	All disputes in connection with this Agreement shall be finally settled by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce.

25.2	There shall be an arbitral tribunal consisting of three arbitrators, one to be appointed by the Sellers and one to be appointed by the Purchaser. Each party shall notify the others of the name of its appointed arbitrator within 14 (fourteen) calendar days after the date of the Arbitration Notice. The other arbitrator(s) shall be appointed 21 (twenty-one) days after the date of the Arbitration Notice by the arbitrators appointed by the Parties. At least one of the arbitrators shall be an experienced practising corporate lawyer.

25.3	The arbitration proceedings shall be conducted in the English language.

25.4	The place of arbitration shall be Amsterdam, the Netherlands.

25.5	The arbitrators shall award any Damages in accordance with Article 10 of the Agreement.

25.6	The fees and expenses of the arbitrators shall be paid by the Parties to the dispute in equal shares, unless the arbitrators determine that the conduct of any party (with regard to the subject matter of the dispute and/or the arbitration proceedings) warrants divergence from this rule, in which event an appropriate costs order may be made.

25.7	Each arbitral tribunal established hereunder shall record its decisions in writing and shall take its decisions entirely on the basis of the substantive law of the Netherlands and not on the basis of the principle of ex aequo et bono or otherwise and shall not have the power to perform any provisions of this Agreement or to impose any obligation on any of the Parties, or take any other action, which could not be imposed or taken by a court of the Netherlands.

25.8	The decision of such arbitral tribunal shall be final to the fullest extent permitted by law and a judgement by any court of competent jurisdiction may be entered thereon, and such decision may be made public by any party to the proceedings.

25.9	Any arbitral tribunal shall have the authority to make interim awards and shall have the authority to award, temporary, interim or permanent injunctive relief, declaratory relief or relief providing for the specific performance of this Agreement or a portion hereof.

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto in threefold on the date set out on page one.

KPN Satcom B.V.

Telstra Corporation Limited

Stratos Global Corporation

Royal KPN N.V. co-signs this Agreement to confirm its consent with the content of this Agreement:

Royal KPN N.V.